EXHIBIT 99.1

Centerra Gold Publishes 2024 Sustainability Report

TORONTO, June 05, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that it has published its 2024 Sustainability Report, which outlines the Company’s performance on Environmental, Social and Governance (“ESG”) topics. Key highlights and achievements from the report are included below. The full report can be accessed on Centerra’s website at: www.centerragold.com/sustainability/overview/

Paul Tomory, President and Chief Executive Officer of Centerra, commented “At Centerra, we continue to believe that responsible mining is a key driver of long-term value and profitable growth. In 2024, we achieved several key milestones in workplace health and safety, climate and environment, and governance and transparency. Our sustainability reporting continues to evolve, and we are committed to meeting rising expectations through increased transparency and alignment with accepted frameworks and standards.”

Environmental

  Total global scope 1 and 2 greenhouse gas (“GHG”) emissions were 137,719 and 34,727 tonnes of carbon dioxide equivalent (“tCO2e”), respectively. Emissions per ounce of gold produced at the Company’s two main operating mines, Mount Milligan and Öksüt, was 0.28 tCO2e per ounce, which is well below the sector’s weighted average emissions intensity of 0.66 tCO2e per ounce.
  Centerra continued to implement its climate change strategy with a focus on economically feasible site-level decarbonization initiatives, refining climate risk scenario analysis, and strengthening climate disclosures.
  Centerra completed a climate resiliency plan outlining key climate physical and transitional risk and opportunities across all operations.
  Öksüt earned an ISO 50001 energy management system certification and attained certification from the International Cyanide Management Institute, confirming full compliance with the International Cyanide Management Code.
  Mount Milligan implemented initiatives to improve mine water recycling to reduce freshwater intake volumes, further strengthening recycling and conservation goals.

Social

  Reduced total reportable injury frequency rate to 0.71, down from 0.76 in the prior year.
  Increased collaboration with Indigenous-owned businesses by 31% to 21 businesses, up from 16 in from 2023 and achieved 19% Indigenous employee representation across British Columbia operations.
  Local procurement spending across all operating jurisdictions increased by 26% from 2023, for a total of $134 million spent in 2024.
  Continued global talent management initiatives aimed at identifying and developing future leadership potential.

Governance

  Centerra surpassed its 2026 gender diversity goal for a second year in a row with 38% female representation on the Board of Directors and 33% among officers of the Company.
  Received independent assurance of conformance with the World Gold Council’s Responsible Gold Mining Principles.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.